Filed by Westvaco Corporation
                           pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities and Exchange
                               Act of 1934 Subject Company: Westvaco Corporation
                                                      Commission File No. 1-3013


The following slides are Fast Facts posted on the internal website of Westvaco Corporation beginning on December 19, 2001:


[PHOTO OF VARIOUS PRODUCTS                [PHOTO OF VARIOUS PRODUCTS DEPICTING
DEPICTING VARIOUS SPECIALTY PAPERS,       HIGH-VALUE PACKAGING TO INDUSTRIES
CONSUMER AND OFFICE PRODUCTS AND          INCLUDING PHARMACEUTICALS, COSMETICS,
SPECIALTY CHEMICALS PACKAGING]            MEDIA, FOOD, PERSONAL CARE PRODUCTS]

Fast Fact 1 (photos = overview)           Fast Fact 2 (photo = packaging)

MeadWestvaco will be a global company     MeadWestvaco will be a global consumer
with strong positions in packaging,       packaging franchise that focuses on
coated and specialty papers, consumer     providing high-value packaging to
and office products, and specialty        industries with dynamic growth
chemicals.                                potential, including pharmaceuticals,
                                          cosmetics, media, food and beverages,
Guidance to Investors (links to legend)   and personal care products.

                                          Guidance to Investors (links to
                                          legend)


[PHOTO OF VARIOUS MAGAZINES AND           [PHOTO OF VARIOUS PRODUCTS USED IN
BOOKS]                                    SCHOOL, OFFICES AND FOR TIME
                                          MANAGEMENT]

Fast Fact 3 (photo = magazines2)          Fast Fact 4 (photos = office)

MeadWestvaco will be a strong global      MeadWestvaco will be a leading
supplier of free sheet and groundwood     manufacturer and distributor of school
grades, both of which are used in the     supplies, commercial office products
production of magazines and books.        and time management products.

Guidance to Investors (links to legend)   Guidance to Investors (links to
                                          legend)

[PHOTO OF A CAR DRIVING DOWN A ROAD]

Fast Fact 5 (photo =                      [PHOTO OF THE GLOBE]
cardrivingdownroad.tiff)

MeadWestvaco will be a leading global     Fast Fact 6 (photo = CIR06L)
supplier of activated carbon for use
in automotive emissions controls and      MeadWestvaco will be a global business
asphalt emulsifiers for use in road       with 100 operations and sales
construction and repair.                  locations in 34 countries on six
                                          continents.
Guidance to Investors (links to legend)
                                          Guidance to Investors (links to
                                          legend)


                                          [PHOTO OF A FOREST]

                                          Fast Fact 8 (photo = forest)

                                          MeadWestvaco will have a strong,
                                          secure, high quality fiber supply
                                          with 3.5 million acres of forest land
                                          in North America and Brazil.

                                          Guidance to Investors (links to
                                          legend)


[PIE CHART OF REVENUE CONTRIBUTION]]

        Paper
        $3.1 billion
                        Consumer and
    [Pie chart image]   Office Products
                        $800 million
Packaging
$3.8 billion       Specialty Chemicals
                   $300 million

MeadWestvaco will have
$8 billion in annual revenues
from its four core businesses.

Fast Fact 7 (photo = pie)

Guidance to Investors (links to legend)

[PHOTO OF MEAD AND WESTVACO'S WEBSITE]

Fast Fact 9 (photo = mead and westvaco)
Learn a little more about Mead and
Westvaco by logging on to their websites.
www.mead.com      www.westvaco.com
------------      ----------------


Guidance to Investors (links to legend)

|-----------------------------|                |-------------------------------|
|  Stay current with the      |                | The existing performance      |
|  latest news about the      |                | management processes at       |
|  integration efforts by     |                | Mead and Westvaco are         |
|  visiting the Current       |                | somewhat different, so a      |
|  News section of the        |                | joint assessment process      |
|                             |                | was recently distributed to   |
|             _               |                | ensure the consistent and     |
|  [MEAD & WESTVACO LOGO]     |                | equitable evaluation of       |
|  INTEGRATION SITE           |                | employees.  Click here to     |
|                             |                | find out more.                |
| Click here for more info... |                |           _                   |
|                             |                | [MEADWESTVACO LOGO]           |
|-----------------------------|                |--------------------------------

Fast Fact 10                                   Fast Fact 11


OTHER INTEGRATION FAST FACTS THAT I CAN WORK UP LIKE THE ONES ABOVE:

The MeadWestvaco integration teams have been working together for almost three months, focusing on the intensive effort of finding the many benefits that support bringing our organizations together. Click here for more information on the integration teams.

The Office of Integration, the Steering Committee, and the Communications Group are guiding the integration of Mead & Westvaco into a new organization. Find the names, affiliations, and contact information for members of these important teams in the Who's Who section of the Mead & Westvaco Integration site. [link to]

Do you have an integration-related question? Submit your questions to the FAQs section of the Mead & Westvaco Integration site. [link to]

The Mead Corporation ("Mead") and Westvaco Corporation ("Westvaco") have filed with the SEC a registration statement on Form S-4 on behalf of MW Holding Corporation containing a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors may obtain the documents free of charge at the SEC's web site (http://www.sec.gov). In addition, documents filed with the SEC by Mead or
      ------------------
Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463, Attention: Mark Pomerleau, Director of Investor Relations (tel.: (937) 495-3456), or Westvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, Attention: John W. Hetherington (tel.: (203) 461-7500). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Mead and Westvaco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders and Westvaco shareholders, respectively, in connection with the proposed merger between Mead and Westvaco. For more information on who may be deemed to be participants in the solicitation of proxies, please see Mead and Westvaco's Current Report on Form 8-K filed with the SEC on October 18, 2001.


Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of each company, or industry results, to differ materially from those expressed, or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the forward-looking statements include, but are not limited to, events or circumstances which affect the ability of Mead and Westvaco to integrate successfully and achieve the anticipated benefits of the transaction; competitive pricing for each company's products; changes in raw materials; energy and other costs; fluctuations in demand and changes in production capacities; changes to economic growth in the U.S. and international economies, especially in Asia and Brazil; government policies and regulations, including, but not limited to those affecting the environment and the tobacco industry; and currency movements. Mead and Westvaco undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Investors are advised, however, to consult any further disclosures made on related subjects in each Company's reports filed with the SEC.